Filed by: CBTX, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Allegiance Bancshares, Inc.

Commission File No.: 001-37585

The following letter was sent to shareholders of CBTX, Inc. on May 18, 2022:

SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON May 24, 2022

May 18, 2022

Dear Valued Shareholder:

We previously sent to you proxy materials for the Special Meeting of Shareholders of CBTX, Inc. scheduled to be held on May 24, 2022. According to our latest records, your proxy vote for this meeting has not yet been received.

The Board of Directors recommends that you vote FOR of all of the proposals described in the proxy materials.

To ensure your shares are represented at the meeting, please take a moment and vote your shares today.

Your vote is important, no matter how many or how few shares you may own. To vote, call toll-free at 833-501-4703 between the hours of 9:00 a.m. and 10:00 p.m. Eastern time, Monday through Friday.

Your Participation is Important — Please Vote Today!

The Shareholder Communication Strategists

Copyright © 2021 by Alliance Advisors, LLC. ALL RIGHTS RESERVED

Information about the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, CBTX, Inc. (“CBTX”) has filed a registration statement on Form S-4 (Registration No. 333-262322) with the Securities and Exchange Commission (“SEC”) to register the shares of CBTX common stock that will be issued to Allegiance Bancshares, Inc. (“Allegiance”) shareholders in connection with the merger. The registration statement includes a joint proxy statement/prospectus. The Form S-4 was declared effective by the SEC on April 7, 2022. On or about April 15, 2022, CBTX and Allegiance mailed the definitive joint proxy statement/prospectus to their respective shareholders to seek their approval of the proposed merger.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CBTX, ALLEGIANCE AND THE PROPOSED MERGER.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Allegiance or CBTX through the website maintained by the SEC at https://www.sec.gov. Documents filed with the SEC by CBTX are available free of charge by accessing the CBTX's website at www.communitybankoftx.com under the heading “Investor Relations” or, alternatively, by directing a request by mail or telephone to CBTX, Inc., 9 Greenway Plaza, Suite 110, Houston, Texas 77046, Attn: Investor Relations, (713) 210-7600, and documents filed with the SEC by Allegiance are available free of charge by accessing Allegiance’s website at www.allegiancebank.com under the heading "Investor Relations" or, alternatively, by directing a request by mail or telephone to Allegiance Bancshares, Inc., 8847 West Sam Houston Parkway, N., Suite 200, Houston, Texas 77040, (281) 894-3200.

Participants in the Solicitation

CBTX, Allegiance and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CBTX and Allegiance in connection with the proposed merger. Certain information regarding the interests of these participants and a description of their direct or indirect interests, by security holdings or otherwise, are included in the joint proxy statement/prospectus regarding the proposed merger. Additional information about the directors and executive officers of CBTX and their ownership of CBTX's common stock is set forth in CBTX's annual report on Form 10-K, filed with the SEC on February 25, 2022. Additional information about the directors and executive officers of Allegiance and their ownership of Allegiance's common stock is set forth in Allegiance's proxy statement for its annual meeting of shareholders, filed with the SEC on March 10, 2022. These documents can be obtained free of charge from the sources described above.